UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 January 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics takes on logistics management of Italian Siemens plant, 12 January 2006

TNT N.V. - Buyback of ordinary shares, 13 January 2006

12 January 2006

TNT Logistics takes on logistics management of Italian Siemens plant

TNT Logistics Italy has signed an agreement with Siemens S.p.A., under which TNT Logistics has taken on all the logistics activities for the Siemens radio equipment plant in Cassina de' Pecchi in Northern Italy.

The agreement was made by Siemens S.p.A. with a view to improving its logistics service quality and flows.

The move further strengthens TNT Logistics' presence in the electronics sector, through the management of logistics processes in the customer's plant and support and co-operation for the internal reorganisation of logistics flows in the plant itself.

"The token of trust shown by a group of the size and importance of Siemens," affirmed Mr Gianfranco Sgro, Managing Director of TNT Logistics Italy, "is for TNT Logistics a confirmation of its strengths as a logistics provider across all industrial and services sectors, and of the excellence of its staff and facilities."

About TNT Logistics

TNT Logistics Italy is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

13 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 12, 2006, it purchased 399,149 TNT N.V. ordinary shares at an average price of Euro 26.4154 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 13 January 2006